UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

 Publicly-held Company

CNPJ  No. 60.746.948/0001-12

Material Fact

Banco Bradesco S.A. (Company) informs its shareholders and the market in general that its Board of Executive Officers, in a meeting held on this date, has decided to propose to the Board of Directors, which shall resolve in a meeting to be held on December 19, 2019, the payment of supplementary interest on shareholders´ equity to the company´s shareholders, in the total value of R$4,245,000,000.00, being R$0.503379600 per common share and R$0.553717560 per preferred share.

If the proposal is approved:

a)       this will benefit the shareholders who are registered in the Company’s records on December 19, 2019 (date of declaration), whereby the shares will be traded "ex-rights" at supplementary interest from December 20, 2019; and

b)       the payment will occur on December 30, 2019 with the net value of R$0.427872660 per common share and R$0.470659926 per preferred share, after deducting the withholding income tax of 15% (15 percent), except for the legal entity shareholders who are exempt from such taxation, who will receive the declared amount.

The interest relating to the shares in custody on B3 S.A. - Brasil, Bolsa, Balcão will be passed on to their holders through the respective custody agents.

The following statement of the amounts paid and payable relating to 2019:

Amounts Paid	R$
Monthly interest on shareholders’ equity relating to the months from January to November	1,527,392,143.25
Interim interest on shareholders’ equity declared on June 28, 2019 and paid on July 15, 2019	1,455,000,000.00
Subtotal - amounts paid(*)	2,982,392,143.25

Amounts Payable
Monthly interest on shareholders’ equity relating to the month of December, to be paid on January 2, 2020	145,465,848.34
Supplementary interest on shareholders´ equity to be resolved on December 19, 2019 and paid on December 30, 2019	4,245,000,000.00
Subtotal of Amounts Payable	4,390,465,848.34

Total	7,372,857,991.59

(*) it considers the bonus approved in the EGM of March 11, 2019.

1

 Publicly-held Company

CNPJ  No. 60.746.948/0001-12

Per share in R$

Type	Monthly interest on shareholders’ equity accrued in the year	Interim interest on shareholders’ equity for the 1st semester	Supplementary interest	Total
Common	0.206997912	0.172536471	0.503379600	0.882913983
Preferred	0.227697708	0.189790118	0.553717560	0.971205386

The Company may, based on the result to be calculated at the end of the financial year of 2019, distribute new interest and/or dividends to the shareholders.

If approved, the supplementary interest represents approximately 29 times the monthly interest paid, net of income tax at source, and will be included in the calculation of the mandatory dividends for the financial year provided for in the bylaws.

It is important to highlight that, additionally to the earnings previously mentioned, on October 23, 2019, Bradesco paid R$8,000,000,000.00 in extraordinary dividends using part of the balance of the “Profit Reserves – Statutory” account.

Cidade de Deus, Osasco, SP, December 9, 2019

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 9, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.